November 30, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kodiak Oil & Gas Corp.
Registration Statement on Form S-3, File No. 333-170423
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933 (the “Securities Act”), as amended, the undersigned registrant (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Registrant’s Registration Statement (File No.: 333-170423) on Form S-3 filed with the Commission on November 5, 2010 (the “Registration Statement”), together with all exhibits thereto.

The Registration Statement relates to 2,750,000 shares of the Registrant’s common stock, consisting entirely of shares that the Registrant agreed to issue to the selling shareholders as consideration pursuant to the terms and conditions of that certain Asset Purchase Agreement (the “Agreement”), entered into October 19, 2010, by and among Peak Grasslands, LLC, the Registrant, and the Registrant’s wholly-owned subsidiary, Kodiak Oil & Gas (USA) Inc. (collectively, the “Parties”).  The Registrant has elected, pursuant to the terms of the Agreement, to pay the purchase price under the Agreement entirely in cash.  Accordingly, the Parties will not enter into the registration rights agreement contemplated by the Agreement, and shares of the Registrant’s common stock will not be issued to the selling shareholders named in the Registration Statement.  Therefore, the Registrant no longer has any contractual obligation to maintain the Registration Statement.

The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant understands that the application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed unless, within 15 calendar days after the application is filed, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions regarding this application for withdrawal, please contact Randal R. Jones, Esq., of Dorsey & Whitney LLP, legal counsel to the Registrant, at (206) 903-8800.

Sincerely,

KODIAK OIL & GAS CORP.

By:	/s/ James P. Henderson
James P. Henderson,
Chief Financial Officer